EAT GELAT-OH LLC

Profit and Loss
January - April, 2023

	TOTAL
Income	
Channel Sales	38.02
Shopify Sales	356.57
Total Channel Sales	**394.59**
Channel Shipping Income	0.00
Shopify Shipping Income	42.81
Total Channel Shipping Income	**42.81**
PayPal Sales	5,369.87
Sales	2,384.56
Sales of Product Income	7,571.86
Services	7,213.04
Shipping Income	126.80
Total Income	**$23,103.53**
Cost of Goods Sold	
Channel Selling Fees	14.60
Shopify Selling Fees	321.82
Total Channel Selling Fees	**336.42**
Cost of Goods Sold	881.97
Total Cost of Goods Sold	**$1,218.39**
GROSS PROFIT	**$21,885.14**
Expenses	
Bank Charges & Fees	24.29
Insurance	5.00
Job Supplies	3,265.01
Legal & Professional Services	250.00
Meals & Entertainment	398.68
Office Supplies & Software	513.90
Other Business Expenses	201.57
PayPal Fees	249.48
QuickBooks Payments Fees	58.85
Rent & Lease	4,783.00
Travel	917.52
Utilities	60.00
Total Expenses	**$10,727.30**
NET OPERATING INCOME	**$11,157.84**
Other Income	
Tips Income	165.00
Total Other Income	**$165.00**
NET OTHER INCOME	**$165.00**
NET INCOME	**$11,322.84**

EAT GELAT-OH LLC

Balance Sheet

As of April 30, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (2332) - 1	3,578.12
Business Money Market (9457) - 1	0.70
EMPLOYEE BENEFITS	281.85
PayPal Bank	5,044.98
PayPal Bank 2	275.23
QuickBooks Checking Account	331.44
Total Bank Accounts	**$9,512.32**
Accounts Receivable	
Accounts Receivable (A/R)	2,165.40
Total Accounts Receivable	**$2,165.40**
Other Current Assets	
Channel Clearing Account	0.00
Shopify The-gelatoh-shop.myshopify.com Clearing Account	85.16
Total Channel Clearing Account	**85.16**
Channel Pending Balance	0.00
Shopify Pending Balance	-69.61
Total Channel Pending Balance	**-69.61**
Uncategorized Asset	50.00
Undeposited Funds	240.00
Total Other Current Assets	**$305.55**
Total Current Assets	**$11,983.27**
TOTAL ASSETS	**$11,983.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Channel Sales Tax Payable	799.63
District of Columbia Office of Tax and Revenue Payable	82.26
Out Of Scope Agency Payable	27.00
Total Other Current Liabilities	**$908.89**
Total Current Liabilities	**$908.89**
Total Liabilities	**$908.89**
Equity	
Retained Earnings	1,177.04
Net Income	9,897.34
Total Equity	**$11,074.38**
TOTAL LIABILITIES AND EQUITY	**$11,983.27**

EAT GELAT-OH LLC

Statement of Cash Flows

January - April, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	11,322.84
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-5,133.40
Channel Clearing Account:Shopify The-gelatoh-shop.myshopify.com Clearing Account	-85.16
Channel Pending Balance:Shopify Pending Balance	69.61
Uncategorized Asset	-50.00
District of Columbia Office of Tax and Revenue Payable	250.26
Out Of Scope Agency Payable	27.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,921.69**
Net cash provided by operating activities	**$6,401.15**
NET CASH INCREASE FOR PERIOD	**$6,401.15**
Cash at beginning of period	1,177.04
CASH AT END OF PERIOD	**$7,578.19**